UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on July 14, 2026, entitled “Equinor ASA: Share buy-back – second tranche for 2026”.

Equinor ASA: Share buy-back – second tranche for 2026

Please see below information about transactions made under the second tranche of the 2026 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 6 May 2026.

The duration of the buy-back tranche: 19 May to no later than 20 July 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 6 May 2026, available here: https://newsweb.oslobors.no/message/672447

From 6 July to 10 July 2026, Equinor ASA has purchased a total of 507,713 own shares at an average price of NOK 327.3386 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

6 July	OSE	114,796	316.4125	36,322,889.35
	CEUX
	TQEX

7 July	OSE	105,000	323.5214	33,969,747.00
	CEUX
	TQEX

8 July	OSE	95,000	335.6873	31,890,293.50
	CEUX
	TQEX

9 July	OSE	95,000	333.4441	31,677,189.50
	CEUX
	TQEX

10 July	OSE	97,917	330.2181	32,333,965.70
	CEUX
	TQEX

Total for the period	OSE	507,713	327.3386	166,194,085.05
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	2,754,103	335.7185	924,603,196.68
	CEUX
	TQEX
	Total	2,754,103	335.7185	924,603,196.68

Total buy-backs under the tranche (accumulated)	OSE	3,261,816	334.4141	1,090,797,281.73
	CEUX
	TQEX
	Total	3,261,816	334.4141	1,090,797,281.73

Following completion of the above transactions, Equinor ASA owns a total of 13,767,701 own shares, corresponding to 0.58% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 3,261,816 own shares, corresponding to 0.14% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: July 14, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer